Exhibit 16.1

October 3, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Change of Auditor of REGI U.S., Inc.

We have been furnished with a copy of the 8-K/A related to the event dated September 30, 2008, to be filed by our former client REGI U.S., Inc. We agree with the statements contained in Item 4.01(a) insofar as they relate to our Firm. We have no basis to comment on the other paragraphs in Item 4.01.

During our former client’s two most recent fiscal years and the subsequent interim period through September 25, 2008, there were no disagreements with our former client on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Yours very truly,

SMYTHE RATCLIFFE LLP

“Smythe Ratcliffe LLP” (signed)

Rick Henshaw, CA
Partner

ASH/sl/109150

cc: REGI U.S., Inc.

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com